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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PUBLIC

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69435

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2021__ AND ENDING __12/31/2021__
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Financial Resources Group Investment Services, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

481 Munn Road Ste 225
(No. and Street)

Fort Mill	**SC**	**29715**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Laura Keady	**704 816 8014**	laura.keady@financialresourcesgroup.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Elliot Davis
(Name – if individual, state last, first, and middle name)

355 South Main Street	**Greenville**	**SC**	**29601**
(Address)	(City)	(State)	(Zip Code)

10/16/2003	**149**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**



DocuSign Envelope ID: 22B3F825-24CA-4DE4-8B9B-A7A488B55D00

OATH OR AFFIRMATION

I, Edward Bruce Miller, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Financial Resoucres Group Investment Services, LLC, as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SUSAN J. ANDRE
NOTARY PUBLIC, STATE OF SOUTH CAROLINA
My Commission Expires 02/08/2032

Susan J. Andre
Notary Public

Signature: DocuSigned by: bruce miller
384D0F11904E47A...

Title: President

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Financial Resources Group Investment Services, LLC

Report on Financial Statements

For the year ended December 31, 2021

(Pursuant to paragraph (d) of Rule 17a-5 of the Securities Exchange Act of 1934)



FINANCIAL RESOURCES GROUP
Investment Services

Financial Resources Group Investment Services, LLC	
Table of Contents	



Report of Independent Registered Public Accounting Firm

To the Member
Financial Resources Group Investment Services, LLC
Fort Mill, South Carolina

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Financial Resources Group Investment Services, LLC (the “Company”) as of December 31, 2021, and the related notes to the financial statement (collectively, the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Elliott Davis, LLC

We have served as the Company's auditor since 2015.

Greenville, South Carolina
March 4, 2022


Financial Resources Group Investment Services, LLC

Statement of Financial Condition

December 31, 2021


Assets

Cash	$3,410,863
Right-of-use assets	88,719
Prepaid expenses	179,663
Accounts receivable	52,234
Other receivables	2,103,274
Other assets	71,718
Total current assets	5,906,471
Property and equipment:	
Leasehold improvements	246,312
Furniture and fixtures	20,163
Office equipment	110,631
Accumulated depreciation	(284,584)
Property and equipment, net	92,522
Total assets	$5,998,992

Liabilities and member's equity

Accounts payable	$14,239
Accrued commissions	386,716
Discretionary profit-sharing accrual	300,000
Operating lease liabilities	93,978
Other accrued expenses	399,915
Payroll liabilities	74,506
Total liabilities	1,269,354
Member's equity	4,729,638
Total liabilities and member's equity	$5,998,992

See Notes to Financial Statements

Financial Resources Group Investment Services, LLC
Notes to Financial Statements
For the year ended December 31, 2021

Note 1. Summary of Significant Accounting Policies

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America.

Business activity and regulation:

Financial Resources Group Investment Services, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a South Carolina limited liability company registered to do business in multiple states throughout the United States. The Company was formed December 17, 2013 in South Carolina. The Company was offered FINRA membership on July 29, 2015. After registering in the necessary states and completing other administrative responsibilities, the Company began full operations for all employees on December 1, 2015. The Company provides Office of Supervisory Jurisdiction services for financial advisors and financial institutions on the LPL Financial platform. The Company has an exclusive contract with LPL Financial.

The Company uses the accrual method of accounting.

Cash:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Accounts receivable:

Accounts receivable are recorded at net realizable value of the carrying amount less the allowance for uncollectible accounts. The Company uses the allowance method for uncollectible balances. Under the allowance method, if needed, an estimate of uncollectible receivable balances is made. Management considers all accounts receivable to be collectible. Therefore, no allowance for doubtful accounts has been recorded.

Other receivables:

Other receivables are general adjustment balances owed to the Company via contractual obligations or other agreements. At December 31, 2021 LPL owed the Enterprise Advisory Pricing (EAP) payment per our contract. The EAP payment is made two pay cycles after each quarter end. Additionally, LPL owes the contractual quarterly bonus based on eligible Gross Dealer Commissions, which is paid one pay cycle after each quarter end. Gladstone Institutional Wealth owed the December 2021 payment per the supervisory agreement. Gladstone generally makes this payment 15 days after each month end. Other items in the account arise from items paid for by the Company and subsequently reimbursed by financial consultants per various agreements.

Note 1. Summary of Significant Accounting Policies, continued

Property, equipment and depreciation:

Property and equipment are carried at cost, less accumulated depreciation. Expenditures for maintenance and repair, which do not improve or extend the life of an asset, are charged to expense as incurred. Major renewals and betterments are capitalized. Depreciation expense is computed using the straight-line method over the estimated useful lives.

Furniture and fixtures	7 years
Office equipment	5 years
Leasehold improvements	life of the lease

Depreciation expense for the year ended December 31, 2021 totaled $102,967.

Upon retirement, sale, or other disposition of property and equipment, the cost and accumulated depreciation are eliminated from the accounts, and any related gain or loss is included in operations. At December 31, 2021, management deemed there was no impairment on property and equipment.

Revenue recognition:

The Company earns advisory revenue and brokerage revenues by providing Office of Supervisory Jurisdiction services to its clients. In 2020, the Company agreed to participate in the Enterprise Advisory Pricing (EAP) program offered by LPL. The advisory revenue is recognized quarterly and paid at the end of the subsequent month. In August of 2021, the Company entered into an agreement where they earn revenues by providing supervisory services for a Registered Investment Advisor (RIA), called Gladstone Institutional Wealth. During 2021, The Company started offering transitional support services and virtual administrative services. Revenue is recognized for the consulting services upon completion of the agreed upon service. The Company has performed an assessment of its contracts related to revenue streams that are within the scope of the standard. As such, the Company's accounting policies have not changed materially since the principles of revenue recognition from the guidance are largely consistent with prior guidance and current practices applied by the Company.

Marketing costs:

The Company expenses the cost of marketing as it is incurred. Marketing expense was $46,083 for the year ended December 31, 2021.

Note 1. Summary of Significant Accounting Policies, continued

Sterling cross platform commissions:

Sterling cross platform commissions represent commission expenses paid to financial consultants who work a book of business at the Sterling Bank program, in addition to their own personal books of business. The financial consultants are supervised by the Company as part of the Sterling Bank program; therefore, the Company is paid an override from LPL as part of the Sterling Bank revenue share. The Company subsequently pays the commissions owed to the financial consultants through a 1099 from LPL for the financial consultant's independent book of business.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Limited Liability Company:

The Company is 100% owned by FRG Holdings, LLC on December 31, 2021.

Effective January 1, 2019, FRG Holdings, LLC had ten owners, which were comprised of a 6% owner, 5% owner, two 3% owners, and five 2% owners, leaving Financial Partners, LLC, the majority owner, with 73% ownership.

On June 1, 2020, the previously mentioned owners merged with Gladstone Wealth Partners, LLC, where Gladstone Wealth Partners, LLC owns 8%. In 2020, FRG Holdings, LLC had eleven owners, which are comprised of an 8% owner, a 5.52% owner, a 4.6% owner, two 2.76% owners, five 1.84% owners, leaving the majority owner with 67.16%.

During April 2021, Gladstone Wealth Partners LLC purchased 12% from Financial Partners, LLC bringing Gladstone Wealth Partners, LLC to a 20% ownership stake. The new President became an 8% owner during 2021, leaving Financial Partners, LLC (the majority shareholder) at 47.16% ownership.

Fair value of assets and liabilities:

The carrying amounts of all financial instruments approximate their estimated values in the accompanying Statement of Financial Condition.

Financial Resources Group Investment Services, LLC
Notes to Financial Statements
December 31, 2021

Recently issued accounting pronouncements:

There are no new accounting standards that have been recently issued or proposed by the FASB or other standard setting bodies that are expected to have a material impact on the Company's financial position, revenue recognition, results of operations, or cash flows.

Note 2. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital of the greater of $5,000 or 6.67% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021 the Company had net capital of $2,230,228 which was $2,151,519 in excess of its required net capital of $78,709. The Company's ratio of aggregate indebtedness to net capital was 0.5294 to 1 at December 31, 2021.

The Company will request to amend their membership agreement to become subject to footnote 74 during 2022. The Company relies on footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5 because the Company limits its business activities exclusively to supervision and consulting services throughout the period of January 1, 2021 – December 31, 2021. The Company is filing to become a Registered Investment Advisor in the state of South Carolina in 2022 as well.

Note 3. Income Tax Status

The Company is disregarded for tax purposes. The Company is wholly owned by FRG Holdings, LLC which is treated as a partnership for tax purposes. The tax amount reflected in the financial statements are amounts for state taxes. Management has determined that the Company has no uncertain tax positions that would require the Company to record a liability for unrecognized tax benefits. The Company's tax returns have not been examined.

Note 4. Operating Leases

The Company determines if an arrangement is a lease at inception. The Company has operating leases for two office spaces and a copier lease with remaining lease terms of four months to four years. Operating lease assets and operating lease liabilities are recognized based on present value of the future lease payments over the lease term at the commencement date. The existing leases do not provide an implicit rate, so the Company estimates its incremental borrowing rate based on information available at the commencement date in determining the present value of future payments. Lease expense for net present value of payments is recognized on a straight line basis over the lease term. Right-of-use assets represent our right to use an underlying asset for the lease term and lease liabilities represent our

Note 4. Operating Leases (continued)

obligation to make lease payments arising from the lease. At December 31, 2021, the total right-of-use assets are $88,719 and the total lease liabilities are $93,979.

The maturities of lease liabilities are as follows:

	Maturities of Lease Liabilities 12/31-Operating Leases
2022	**$86,483**
2023	**2,913**
2024 & after	**5,098**
Total Lease Payments	**94,494**
Less Imputed Interest	**516**
Total	**$93,978**

Operating leases weighted average remaining lease term (in years) is .80%. Operating leases weighted average discount rate is 4.80%.

Note 5. Concentration of Risk

The Company places its cash and cash equivalents on deposit with financial institutions insured by the Federal Deposit Insurance Corporation (FDIC), in the United States. At times, balances may exceed insurable limits.

Note 6. Retirement Plan

The Company offers a 401k plan. Under the terms of the plan, participants are entitled to contribute up to the maximum allowable amount not to exceed the limits established by the Internal Revenue Code. There is no guaranteed Company match. Based on operating results, the Company may elect to make a discretionary match. For the year ended December 31, 2021, the Company accrued a discretionary match of $300,000.

Note 7. Related Party Transactions

Financial Resources Group Investment Services, LLC pays a monthly management fee to Financial Partners, LLC. Financial Partners, LLC is wholly owned by Edward Bruce Miller and employs Edward Bruce Miller. Financial Resources Group Investment Services, LLC paid $440,000 in guaranteed payments

to Financial Partners, LLC during the year 2021. The Company earned $190,000 for supervisory services of Gladstone Institutional Advisory, LLC, which is owned by Robert Hudson and partners. The Guaranteed Payments of $3,088,684 represent payments made to owners who provide services to the Company.

Note 8. Commitments and Contingencies

The Company is subject to various claims and legal proceedings arising in the normal course of business. Management is not aware of any legal proceedings where the Company is named.

The novel coronavirus (or COVID-19) has adversely affected, and may continue to adversely affect economic activity globally, nationally and locally. It is unknown the extent to which COVID-19 may spread, may have a destabilizing effect on financial and economic activity and may increasingly have the potential to negatively impact the Company's and its customers' costs, demand for the Company's services, and the U.S. economy. These conditions could adversely affect the Company's business. The extent of the potential adverse impact, if any, of the COVID-19 outbreak on the Company cannot be predicted at this time.

A lease for new space was signed August 20, 2021. The commencement date of the new lease is June 1, 2022 or earlier if the premises are deemed substantially completed.

Note 9. Paycheck Protection Program Loan

On April 28, 2020, the Company entered into a loan agreement with Aquesta Bank, as the lender under the Paycheck Protection Program (PPP). On the same day, the disbursement date, the Company received a loan of $2,095,500 to help sustain employee payroll costs, rent, and utilities due to the impact of the COVID-19 pandemic. After subsequent months of improved financial performance, on December 7, 2020, the Company requested to refund $1,095,500 and turn $1,000,000 into a loan without applying for the grant option offered under the law. The loan accrues interest at 1% per annum. The Company must pay $63,315 of the principal and interest every month effective January 1, 2021. The first payment was made December 31, 2020, which included accumulated interest of $6,750. The due date of the loan is April 1, 2022. The Company paid off the balance of the loan, $825,390, on March 23, 2021. The PPP loan interest paid during 2021 was $8,587.

Note 10. Subsequent Events

Subsequent events have been considered through the same date on which these financial statements were issued.